Exhibit 99.1

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

NEWS RELEASE

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PUBLIC OFFERING OF SERIES B PREFERRED UNITS

Hamilton, Bermuda, April 13, 2015 — Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO) announced today that it plans to offer Series B Cumulative Redeemable Preferred Units (Series B Preferred Units), representing limited partner interests, in a public offering. Teekay Offshore expects to grant the underwriters a 30-day option to purchase additional Series B Preferred Units. The Partnership intends to use the net proceeds from the public offering for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay Corporation has offered or may offer to us, which may include funding our acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation.

Teekay Offshore is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), and is an international provider of marine transportation, oil production, storage, towage and maintenance and safety services to the offshore oil industry focusing on the fast-growing, deep water offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 32 shuttle tankers (including two chartered-in vessels), seven floating production storage and offloading (FPSO) units (including two committed FPSO conversion/upgrade units), six floating storage and offtake (FSO) units (excluding one committed FSO conversion unit), one HiLoad Dynamic Positioning (DP) unit, ten long-haul towing and anchor handling vessels (including two vessels Teekay Offshore has agreed to acquire and four newbuildings), three units for maintenance and safety (including two newbuildings) and four conventional oil tankers.

Teekay Offshore intends to apply to have the Series B Preferred Units listed on the New York Stock Exchange.

The joint book-running managers for this offering are Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC and UBS Securities LLC.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, Attn: Prospectus Department or by e-mail at dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, 180 Varick Street, Second Floor, New York, New York 10014; or UBS Securities LLC, 299 Park Avenue, New York, NY 10171, Attn: Prospectus Department.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus. The offering is being made pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the SEC) (File No. 333-196098).

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay Offshore’s public filings with the SEC. Teekay Offshore undertakes no obligation to revise or update any forward looking statements, unless required to do so under applicable securities laws.

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For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

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